UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents Description

1.	Aeterna Zentaris and Yakult Honsha Sign a Development, Commercialization and Licensing Agreement for Lead Oncology Compound, Perifosine, for the Japanese Market

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: March 9, 2011	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer

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Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.	Yakult Honsha Co., Ltd. 1-19 Higashi Shimbashi
Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881	1-chome Minato-Ku,
www.aezsinc.com	Tokyo, Japan,
www.yakult.co.jp

Press Release For immediate release

Aeterna Zentaris and Yakult Honsha Sign a Development, Commercialization and Licensing Agreement for Lead Oncology Compound, Perifosine, for the Japanese Market

Quebec City, Canada, March 9, 2011 — Aeterna Zentaris Inc. (President & CEO: Juergen Engel, (NASDAQ: AEZS) (TSX: AEZ) and Yakult Honsha Co., Ltd. (President: Sumiya Hori, Tokyo: 2267), today announced the signing of an exclusive development, commercialization and licensing agreement for the development, registration and marketing of perifosine, Aeterna Zentaris’ lead anti-cancer compound, for Japan. Perifosine, a novel oral PI3K/Akt inhibitor, is currently in two Phase 3 programs for the treatment of colorectal cancer and multiple myeloma in the United States and Europe.

Under the terms of the agreement, Aeterna Zentaris will receive an initial 6 million Euro (US$ 8.3 M) upfront payment and will be entitled to receive additional up to 44 million Euro (US$ 60.9 M) payments upon achieving certain pre-established milestones including clinical and regulatory events in Japan. Furthermore, Aeterna Zentaris will be supplying perifosine to Yakult Honsha on a cost-plus-basis and be entitled to receive double-digit royalties on future net sales of perifosine in Japan. Yakult Honsha will be responsible for the development, registration and commercialization in Japan.

“We are delighted to have a partner such as Yakult Honsha who has a proven track record in oncology and particularly in colon cancer, one of the main indications being targeted with perifosine. This partnership marks another important milestone in our quest to bring perifosine to market worldwide which could provide cancer patients with a novel treatment option. Furthermore, perifosine could generate significant long-term revenue for Aeterna Zentaris while building value for our shareholders,” said Juergen Engel, Ph.D., President and CEO of Aeterna Zentaris, and continued, “We have now out-licensed perifosine rights to Keryx Biopharmaceuticals for North America, to Handok for Korea and to Yakult Honsha for Japan, while Aeterna Zentaris retains all rights for the rest of the world. In order to ensure a worldwide timely development of perifosine, Aeterna Zentaris and all its partners have agreed to free access to all data.”

Mr. Shigeyoshi Sakamoto, Head, Pharmaceutical Division / Managing Director, Member of the Board of Yakult Honsha, said, “We are delighted to have added perifosine to our pipeline in oncology which we have positioned as our key therapeutic domain. We look forward to pursuing development and commercialization of perifosine in Japan, by appropriately and efficiently utilizing the data of ongoing Phase 3 trials in the United States and Europe for patients with colorectal cancer and multiple myeloma. This partnership will enable us to further strengthen our initiative in the field of colorectal cancer and to embark on new fields including multiple myeloma.”

About Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the phosphoinositide 3-kinase (PI3K) pathway. The product works by interfering with membranes of cancer cells thereby inhibiting Akt signaling which then affects cell death, growth, differentiation and survival. Perifosine, in combination with chemotherapeutic agents, is currently being studied for the treatment of colorectal cancer, multiple myeloma and other cancers, and is the most advanced anticancer compound of its class in late-stage development. Perifosine as monotherapy, is being explored in other indications. The US Food & Drug Administration (“FDA”) has granted perifosine orphan-drug designation in multiple myeloma and neuroblastoma, and Fast Track designations in both refractory advanced colorectal cancer and multiple myeloma. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under a Special Protocol Assessment. Perifosine has also been granted orphan medicinal product designation from the European Medicines Agency (“EMA”) in multiple myeloma. Furthermore, perifosine has received positive Scientific Advice from the EMA for both the advanced colorectal cancer and multiple myeloma programs, with ongoing Phase 3 trials for these indications expected to be sufficient for registration in Europe.

About Yakult Honsha Co., Ltd.

Yakult Honsha is a leading Japanese company focused on the development and marketing of pharmaceuticals, foods, beverages, and cosmetics. As for pharmaceutical business, Yakult Honsha has an emerging presence in oncology. For more information on Yakult Honsha, visit: http://www.yakult.co.jp/english/index.html or view the following company profile: http://www.yakult.co.jp/english/pdf/profile2010-2011.pdf

About Aeterna Zentaris Inc.

Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, ovarian, endometrial cancer and multiple myeloma. Aeterna Zentaris’ innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing Aeterna Zentaris with constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause actual results of Aeterna Zentaris and Yakult Honsha to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Aeterna Zentaris and Yakult Honsha to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult Aeterna Zentaris’ quarterly and annual filings with the Canadian and U.S. securities commissions, and Yakult Honsha’s quarterly and annual filings with Tokyo Stock Exchange, for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. Aeterna Zentaris and Yakult Honsha do not undertake to update these forward-looking statements, and disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

For Aeterna Zentaris;

Investor Relations

Ginette Vallières

Investor Relations Coordinator

Tel: (418) 652-8525 ext. 265

E-mail: gvallieres@aezsinc.com

Erika Moran

The Investor Relations Group

Tel: (212) 825-3210

E-mail : emoran@investorrelationsgroup.com

Media Relations

Paul Burroughs

Director of Communications

Tel: (418) 652-8525 ext. 406

E-mail: pburroughs@aezsinc.com

For Yakult Honsha Co., Ltd.;

PR Department

Isamu Sasaoka

Tel: +81-3-3574-8920 (Japanese)

E-mail: publ-of1@yakult.co.jp (Japanese and English)